Exhibit 23.1

CONSENT

The Board of Directors
Circle Star Energy Corp.;

We hereby consent to the incorporation by reference in this Amemdment No. 2 to the Registration Statement on Form S-1 of Circle Star Energy Corp (the Company”) of the information contained in our reserve reports dated June 8, 2012 and June 29, 2012 relating to the oil and gas reserves and revenue, as of April 30, 2012, of the Company.

We hereby consent to all references to such report information and letter in the Registration Statement and each Prospectus to which the Registration Statement relates.  We further consent to our being named as an expert in the Registration Statement and each Prospectus to which the Registration Statement relates.

LaRoche Petroleum Consultants, Ltd.
TBPE Firm Registration No. F-1360

/s/ William M. Kazmann
By: William M. Kazmann
Title: Partner
Dated: January 17, 2013